================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. 1)*


                         SUNCOM WIRELESS HOLDINGS, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    86722Q108
                                 (CUSIP Number)

                             MR. JOSEPH R. THORNTON
                         PARDUS CAPITAL MANAGEMENT L.P.
                           1001 AVENUE OF THE AMERICAS
                                   SUITE 1100
                               NEW YORK, NY 10018
                                 (212) 719-7550

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                             JEFFREY D. MARELL, ESQ.
                              CARL L. REISNER, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                               NOVEMBER 9, 2006
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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
CUSIP NO.  86722Q108                                              PAGE 2 OF 7

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus European Special Opportunities Master Fund L.P.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]  Not
         (b)  [X]  Applicable
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,550,000*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,550,000*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,550,000*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
------------------------------------------------------------------------------

--------------
* Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), is the beneficial owner of 5,550,000 shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of SunCom Wireless Holdings, Inc., a Delaware corporation (the "Company"). Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Pardus Capital Management LLC, a Delaware limited liability company ("PCM LLC"), as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of October 31, 2006 there were 63,448,546 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,550,000 Shares, or approximately 8.8% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 3 OF 7

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management L.P.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]  Not
         (b)  [X]  Applicable
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,550,000*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,550,000*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,550,000*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
------------------------------------------------------------------------------

-------------
* The Fund is the beneficial owner of 5,550,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of October 31, 2006 there were 63,448,546 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,550,000 Shares, or approximately 8.8% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 4 OF 7

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management LLC
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]  Not
         (b)  [X]  Applicable
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,550,000*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,550,000*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,550,000*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
------------------------------------------------------------------------------

--------------
* The Fund is the beneficial owner of 5,550,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of October 31, 2006 there were 63,448,546 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,550,000 Shares, or approximately 8.8% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 5 OF 7

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Mr. Karim Samii
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]  Not
         (b)  [X]  Applicable
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,550,000*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,550,000*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,550,000*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
------------------------------------------------------------------------------

--------------
* The Fund is the beneficial owner of 5,550,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of October 31, 2006 there were 63,448,546 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,550,000 Shares, or approximately 8.8% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 6 OF 7


Item 1.  SECURITY AND ISSUER.

         Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends the Schedule 13D Statement (as amended, this "Schedule 13D") originally filed by Fund, PCM, PCM LLC and Mr. Karim Samii relating to the shares of Class A Common Stock, par value of $0.01 per share (the "Shares"), of SunCom Wireless Holdings, Inc. (the "Company"). The principal executive offices of the Company are located at 1100 Cassatt Road, Berwyn, Pennsylvania, 19312.

Item 2.  IDENTITY AND BACKGROUND.

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

Item 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended by adding the following:

         "As disclosed by the Company on a Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2006, as filed with the Securities and Exchange Commission on November 9, 2006, the Company has been participating in discussions with holders of senior subordinated notes issued by the Company with respect to a potential restructuring by means of an exchange of their notes for equity in the Company. The Fund is one of the holders of the senior subordinated notes issued by the Company engaged in such discussions.

         Except as otherwise described in this Item 4 of this Schedule 13D, as amended, the acquisition of the Shares by the Fund is for investment purposes on behalf of the Fund."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit 2: Joint Filing Agreement, dated November 9, 2006, among the Reporting Persons.

                                    SIGNATURE


         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2006


                                     PARDUS EUROPEAN SPECIAL OPPORTUNITIES
                                     MASTER FUND L.P.

                                       By:  Pardus Capital Management L.P.,
                                       its Investment Manager

                                       By:  Pardus Capital Management LLC,
                                       its general partner


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member


                                     PARDUS CAPITAL MANAGEMENT L.P.

                                       By:  Pardus Capital Management LLC,
                                       its general partner


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member


                                     PARDUS CAPITAL MANAGEMENT LLC


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member



                                       /s/ Karim Samii
                                       ------------------------------------
                                       Karim Samii



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).